Exhibit 99.1
390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-1940
6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 225-4417 / Fax: +1 (218) 225-4429
ADVANCING TO PRODUCTION	www.polymetmining.com

TSX: POM, NYSE-Amex: PLM
NEWS RELEASE	2010-4

POLYMET STATEMENT ON ENVIRONMENTAL REVIEW TIMELINE

Hoyt Lakes, Minnesota, March 15, 2010 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that the state and federal Agencies responsible for review of PolyMet’s project are working diligently to analyze public comments and recommendations in order determine the best way to complete the environmental review process.

In October 2009 the Minnesota Department of Natural Resources (DNR) and the US Army Corps. of Engineers (USACE), the Lead Agencies, completed the draft EIS reviewing PolyMet’s project. The project includes the Erie Plant and the nearby development-stage NorthMet copper-nickel-precious metals ore-body, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Prior to review of the comments, PolyMet had predicted that the likely time to completion of permitting was up to around nine months from publication of the draft EIS. Douglas Newby, PolyMet's Chief Financial Officer made a presentation on March 12, 2010 (see www.polymetmining.com) in which he described the key strengths of the project as well as the status of the environmental review. At the end of the presentation, responding to a question from an institutional investor about the permitting timeline, he gave an answer that may have lacked clarity; Mr. Newby subsequently made the following statement:

“Since the end of the comment period in early February, we have received many questions about both the process and the timeline to complete the environmental review. The process is determined by the state and federal Agencies leading the work, so any opinions on the timeline are personal and speculative. However, in response to concerns whether a delay could be measured in years, I expressed my opinion that any delay is likely to be measured in months.”

In a separate statement, Joe Scipioni, PolyMet president and chief executive officer said, "At this time, the company does not know what the process of completion of environmental review implies for the project timeline. As soon as these details are made known to the Company so that we can determine their impact on project scheduling, the company will make a public statement.”

He continued, “The fundamentals of this project are unchanged and remain robust. We are confident that technical criticisms will be fully addressed when alternative plans and project changes are incorporated. Our construction budget makes provision for many of these alternatives and changes.”

He concluded, “The PolyMet team is steadfast in its resolve to complete this project, creating much-needed jobs, and helping to diversify the economy of northeastern Minnesota. We are also pleased that, after more than 11 hours of testimony in three hearings, the Environment and Natural Resource Committee of the Minnesota Senate has opted not to alter the state’s non ferrous mining rules."

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man-hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti
+1 (845) 742-8153
cagresti@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2009 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the nine months ended October 31, 2009 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.